UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2012

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies, Ltd. (the “Company”) dismissed its principal independent accountant, BDO Limited (“BDO Hong Kong”) from its engagement with the Company and engaged with Ernst & Young Hua Ming, which is effective June 27, 2012.

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended June 30, 2010 and 2011. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended June 30, 2011, and subsequently up to the date of dismissal which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended June 30, 2011 and subsequently up to the date of dismissal.

BDO Hong Kong’s audit reports on financial statements for the fiscal years ended June 30, 2010 and June 30, 2011 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO Hong Kong with a copy of this disclosure before its filing with the Securities and Exchange Commission (the “SEC”), providing BDO Hong Kong with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the disclosures made in the filing.  A letter from BDO Hong Kong dated June 27, 2012 is attached hereto as an Exhibit to this filing.

On June 27, 2012, the Company engaged Ernst & Young Hua Ming to serve as its independent auditor, effective immediately.  The decision to engage Ernst & Young Hua Ming as the Company’s principal independent accountant has been approved by the Audit Committee of the Company. The Company believes the transition from BDO Hong Kong to Ernst & Young Hua Ming will be smooth and does not have any adverse effects on the Company’s annual audit. During the two most recent fiscal years ended June 30, 2010 and June 30, 2011 and through June 27, 2012, neither the Company nor anyone acting on its behalf consulted with Ernst & Young Hua Ming regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that Ernst & Young Hua Ming concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibits

Exhibit	Description

99.1	A letter from BDO Hong Kong, dated June 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:/s/ Changli Wang
Changli Wang
Chairman and Chief Executive Officer

Date: June 27, 2012

EXHIBIT INDEX

Exhibit	Description

99.1	A letter from BDO Hong Kong, dated June 27, 2012.